Exhibit 99.1

Shay Evron CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Email: Shay.Evron@il.gt.com

METALINK ANNOUNCES 2013 ANNUAL GENERAL MEETING

TEL AVIV, ISRAEL, January 1, 2014 - Metalink Ltd. (OTCQB: MTLK) today announced that its 2013 Annual General Meeting of Shareholders will be held on Monday, February 10, 2014, at 1:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel. The record date for the meeting is the close of business on January 2, 2014.

The agenda of this announced annual general meeting is as follows:

1.	To re-elect Messrs. Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

2.
To reappoint Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu Limited, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

3.	To review and consider the audited financial statements of the Company for the year ended December 31, 2012.

Items 1-2 require the approval of a simple majority of the ordinary shares represented at the meeting. Item 3 does not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

Additional Information and Where to Find It

In connection with the meeting, Metalink will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, or by directing such request to the Company's Investor Relations above.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.